EXHIBIT 99.1
MATERIAL CHANGE REPORT

Form 51-102F3

Name and Address of Company

Astris Energi Inc.
2175-6 Dunwin Drive
Mississauga, ON L5L 1X2

Date of Material Change:

January 27, 2005

News Release

A news release was issued on January 31, 2005 and disseminated through the facilities of CCN Matthews.

Summary of Material Change:

Astris Energi Inc. had signed a Purchase Agreement with Macnor Corp. (a related party) for the purchase of Macnor’s 70% share of Astris s.r.o., Astris Energi’s affiliate company in the Czech Republic. The transaction was completed.

Full Description of Material Change:

Under the terms of the Agreement, Macnor received an aggregate consideration of 5,000,000 purchase units. Each purchase unit consists of one common share and one share purchase warrant of Astris Energi Inc. 2,000,000 of the warrants are exercisable at CDN $0.90; 2,000,000 of the warrants are exercisable at CDN $1.10; and 1,000,000 warrants are exercisable at CDN $1.30. The warrants expire on January 27, 2008.

The acquisition was subject to all regulatory rules and other approvals dealing with related party transactions, including shareholder approval. Shareholders approved the purchase at the Special Meeting of Shareholders held on October 22, 2004.Reliance on subsection 7.1(2) or (3) of NI 51-102:

not applicable

Omitted Information:
none

Executive Officer:

For further information, please contact Anthony Durkacz, Vice-President of Finance, telephone: (905) 608-2000.

Date of Report:
February 2, 2005.